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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 -------------

                                    FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM         TO

                         COMMISSION FILE NUMBER 33-47073

                                 -------------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               THE SCOTTS COMPANY
                             RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE SCOTTS COMPANY
                              14111 Scottslawn Road
                             Marysville, Ohio 43041


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


THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                       ---------

Report of Independent Accountants                                          1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                            2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2001 and 2000                        3

   Notes to Financial Statements                                           4

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Scotts Company
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
April 9, 2002

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------
                                                          2001           2000
                                                     ------------   ------------

Net assets available for benefits:
   Investment in master trust                        $137,687,884   $144,078,513
   Employer contribution receivable                     1,029,359      1,564,861
   Employee contribution receivable                       761,455      1,156,191
                                                     ------------   ------------

        Total net assets available for benefits      $139,478,698   $146,799,565
                                                     ------------   ------------



    The accompanying notes are an integral part of the financial statements.


THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
----------------------------------------------------------------------------------------------
                                                                    2001             2000
                                                               -------------    -------------

Increases:
 Employer contributions                                        $   8,500,365    $   8,396,112
 Participant contributions                                         8,739,261        9,812,290
                                                               -------------    -------------

     Total increases                                              17,239,626       18,208,402
                                                               -------------    -------------

Decreases:
 Net loss from master trust                                        8,904,340        4,041,545
 Benefits paid to participants                                    15,655,559       13,165,482
 Other                                                                   594             --
                                                               -------------    -------------

     Total decreases                                              24,560,493       17,207,027
                                                               -------------    -------------

Net increase (decrease) in net assets available for benefits      (7,320,867)       1,001,375

Net assets available for benefits, beginning of year             146,799,565      145,798,190
                                                               -------------    -------------

Net assets available for benefits, end of year                 $ 139,478,698    $ 146,799,565
                                                               -------------    -------------


    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The plan is a contributory defined contribution benefit plan sponsored by The Scotts Company. The following brief description of The Scotts Company (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

         ELIGIBILITY
         Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following or coincident with their date of employment. Regular employees of E.G. Systems, Inc. doing business as Scotts Lawn Service, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 90 days of service prior to January 1, 2001 (60 days of service after January 1, 2001). Temporary employees are eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

         EMPLOYEE CONTRIBUTIONS
         The Plan provides for a participant to make pre-tax or after-tax contributions up to 15% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

         EMPLOYER CONTRIBUTIONS
         The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions. Additionally, the Company remits transition contributions to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service, or immediately upon death or disability.

         FORFEITURES
         The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $133,198 for the year ended December 31, 2001 and $579,486 for the year ended December 31, 2000.

         INVESTMENTS
         All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         - FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.
         - FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
         - FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
         - FIDELITY WORLDWIDE FUND--assets are invested in stocks and other securities of companies located around the world.
         - FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
         - FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. Assets are allocated among these funds according to an asset allocation strategy which becomes more conservative over time.
         - FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
         - FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
         - FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
         - FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
         - SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
         - BARON ASSET FUND--assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.
         - PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).
         - THE SCOTTS COMPANY COMMON SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

         BENEFIT PAYMENTS
         Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

         PARTICIPANT LOANS
         Loans are available to participants from their individual accounts subject to the terms of the Plan.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         INVESTMENTS
         Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

         ADMINISTRATIVE EXPENSES
         The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

         PAYMENTS OF BENEFITS
         Benefits are recorded when paid.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.       MASTER TRUST

         Effective January 1, 2000, a master trust was established to invest certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Union Retirement Savings Plan. Each plan's accounting is maintained separately; the respective plan's value is a percentage of the master trust. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2001 and 2000 are as follows:


                                                         NET
                                                    APPRECIATION
                                                    (DEPRECIATION)
                                      INTEREST AND  IN FAIR VALUE   ADMINISTRATION
2001                                    DIVIDENDS   OF SECURITIES      EXPENSES          TOTAL
-----   --------------------------   -------------  -------------   --------------   ------------

Mutual funds                          $  3,201,181   $(15,290,778)   $    (14,345)   $(12,103,942)
Common trust fund                          858,935           --            (3,431)        855,504
The Scotts Company Common Shares            23,687      2,054,105          (1,750)      2,076,042

Loans to participants                      255,679           --              --           255,679
                                      ------------   ------------    ------------    ------------

   Total                              $  4,339,482   $(13,236,673)   $    (19,526)   $ (8,916,717)
                                      ------------   ------------    ------------    ------------





                                                          NET
                                                     APPRECIATION
                                                     (DEPRECIATION)
                                      INTEREST AND   IN FAIR VALUE   ADMINISTRATION
2000                                   DIVIDENDS     OF SECURITIES      EXPENSES         TOTAL
--------------------------------------------------   -------------   --------------  ------------

Mutual funds                          $  7,548,026   $(12,332,300)   $    (14,347)   $ (4,798,621)
Common trust fund                          698,257           --            (2,681)        695,576
The Scotts Company Common Shares            31,542       (179,130)         (1,451)       (149,039)
Loans to participants                      212,344           --              --           212,344
                                      ------------   ------------    ------------    ------------

   Total                              $  8,490,169   $(12,511,430)   $    (18,479)   $ (4,039,740)
                                      ------------   ------------    ------------    ------------


THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Total assets held in the master trust at December 31, 2001 and 2000 were as follows:


                                                              2001            2000
                                                      ------------    ------------

Cash and cash equivalents                             $    486,922    $    439,536

Investments
  Mutual funds, at fair value                          112,359,577     119,120,168
  Common trust fund, at fair value                      15,190,528      12,901,238
  The Scotts Company Common Shares, at fair value        6,786,189       8,538,029
  Loans to participants, at cost                         3,031,510       2,938,128
                                                      ------------    ------------

     Total investments                                 137,367,804     143,497,563
                                                      ------------    ------------

Receivable from broker                                       1,076         226,447
                                                      ------------    ------------

     Total master trust net assets                    $137,855,802    $144,163,546
                                                      ------------    ------------

The Scotts Company Retirement Savings Plan interest
  in master trust net assets                                99.877%         99.942%
                                                      ------------    ------------


         Accounting policies discussed in Note 1 also apply to the master trust.

         Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

         At December 31, 2001 and 2000, the Plan held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.

4.       INVESTMENTS IN THE SCOTTS COMPANY

         At December 31, 2001 and 2000, the master trust had investments in The Scotts Company common shares, as follows:

                         2001                                  2000
          ----------------------------------     -------------------------------
                              FAIR MARKET                          FAIR MARKET
             SHARES              VALUE              SHARES            VALUE
          --------------  ------------------     -------------  ----------------

                142,567      $  6,786,189             231,148     $ 8,538,029
          --------------  ------------------     -------------  ----------------

         The Company's common shares are valued at quoted market prices, which were $47.60 per share at December 31, 2001 and $36.94 per share at December 31, 2000.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

5.       TAX STATUS

         The Plan obtained a determination letter on January 28, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and is therefore not subject to income taxes.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, participants will become fully vested in their accounts.

7.       RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                          YEAR ENDED       YEAR ENDED
                                         DECEMBER 31,     DECEMBER 31,
                                             2001             2000
                                        -------------    -------------

Net assets available for benefits per
   the financial statements             $ 139,478,698    $ 146,799,565
Amounts allocated to withdrawing
   participants                                  (649)         (50,607)
                                        -------------    -------------

Net assets available for benefits
   per Form 5500                        $ 139,478,049    $ 146,748,958
                                        -------------    -------------


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                 YEAR ENDED      YEAR ENDED
                                                DECEMBER 31,    DECEMBER 31,
                                                    2001            2000
                                                ------------    ------------

Benefits paid to participants per
   the financial statements                     $ 15,655,559    $ 13,165,482
Amounts allocated to withdrawing
   participants at December 31, 2001                     649            --
Amounts allocated to withdrawing
   participants at December 31, 2000                 (50,607)         50,607
Amounts allocated to withdrawing
   participants at December 31, 1999                    --          (337,505)
                                                ------------    ------------
Benefits paid to participants per
   the Form 5500                                $ 15,605,601    $ 12,878,584
                                                ------------    ------------

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             THE SCOTTS COMPANY RETIREMENT
                                             SAVINGS PLAN


Date: June 18, 2002                          By: /s/ HADIA LEFAVRE
                                                 -------------------------------

                                             Printed Name: Hadia Lefavre

                                             Title:   Executive Vice President,
                                                      Human Resources Worldwide

                   THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                FOR FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

                                INDEX TO EXHIBITS

EXHIBIT NO.                         DESCRIPTION

23                                  Consent of Independent Public Accountants